Deere & Company

Law Department

One John Deere Place, Moline, IL 61265 USA

Phone: 309-765-5161

Fax (309) 749-0085 or (309) 765-5892

Email: DaviesToddE@JohnDeere.com

Todd E. Davies

Corporate Secretary &

Associate General Counsel

26 September 2019

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Cecilia Blye
Chief, Office of Global Security Risk

Subject:	Deere & Company Form 10-K for the Fiscal Year Ended October 28, 2018 Filed December 7, 2018
Commission File No. 1-4121

Dear Ms. Blye:

On behalf of Deere & Company, a Delaware corporation (“Deere” or the “Company”), set forth below are the Company’s responses to the comments of the Division of Corporation Finance of the Securities and Exchange Commission, dated September 9, 2019, pertaining to the Company’s Form 10-K for the fiscal year ended October 28, 2018. The numbered paragraphs below set forth your letter’s comments, followed by our responses to those comments.

1.                                    In your letter to us dated February 1, 2016, you discussed contacts with Sudan. Wirtgen Group’s website lists dealers in Sudan and Syria. Section 9(1)(aa) of the May 17, 2017 Share and Asset Purchase Agreement under which you acquired Wirtgen Group Holding GmbH, filed as Exhibit 2.1 to your Form 8-K dated June 1, 2017, sets forth a representation that except as shown in Annex 9.2.1.aa, Wirtgen is not, and has not during the prior two years, engaged in any transactions in any Sanctioned Country, a term defined to include Syria, Sudan and North Korea. Because the filing does not include the annex, it is not clear whether Wirtgen engaged in transactions in one or more of the referenced countries during the period covered. Sudan, Syria, and North Korea are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or economic controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your prior letter, and with North Korea since November 2017, including contacts with their governments, whether through subsidiaries, distributors, affiliates, or other direct or indirect arrangements.

26 September 2019

Response: As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended October 28, 2018, the Company manufactures and distributes agricultural and turf equipment and construction and forestry equipment and has financial services operations that amounted to total net sales and revenues exceeding $37 billion in fiscal year 2018.

The Company has no subsidiaries, employees, business operations, physical assets or liabilities in North Korea, Sudan, or Syria. Management has not authorized, and after reasonable inquiry, we are not aware of any direct or indirect business contacts with the governments of North Korea, Sudan, or Syria, or with any companies located in North Korea. No distributor is authorized to distribute Deere-branded products in North Korea. As described in our letter to you dated February 1, 2016 (“2016 Letter”), no distributor is authorized to distribute Deere-branded products in Syria.

The Company acquired the Wirtgen Group (“Wirtgen”) on December 1, 2017. Wirtgen had sold equipment to purchasers in Syria before the acquisition. After the acquisition, two Wirtgen subsidiaries, Wirtgen GmbH and Joseph Vögele Aktiengesellschaft, each incorporated in Germany, sold equipment to purchasers in Syria (the “Wirtgen Sales”). The Wirtgen Sales were made both directly to customers and through a third-party dealer. Since the acquisition, Wirtgen’s compliance processes are designed to ensure that its transactions and activities in Syria do not involve U.S. persons, U.S. origin equipment or parts, U.S. based systems, U.S. incorporated legal entities, or the U.S. financial system. Wirtgen also screens its business partners to ensure it does not engage in transactions involving applicable sanctioned or restricted parties. Wirtgen’s transactions and activities in Syria are therefore not prohibited by U.S. sanctions law and regulations.

As described in the 2016 Letter, through the Company’s 2018 fiscal year, the Company distributed agricultural and turf equipment and service parts in various countries throughout Europe, Africa, the Near and Middle East and the Commonwealth of Independent States through John Deere International GmbH (“JDIN”) (a company established under the laws of Switzerland) and other related non-U.S. companies. In fiscal year 2019, the Company began distributing agricultural and turf equipment and service parts in the same region through John Deere Walldorf GmbH & Co. KG (a company established under the laws of Germany) and other related non-U.S. companies.

Also as described in the 2016 Letter, the Company and JDIN previously sold equipment to purchasers in Sudan as authorized by specific licenses issued by the Department of the Treasury, Office of Foreign Assets Control (“OFAC”). The Company continued to sell equipment to purchasers in Sudan as authorized by the OFAC licenses until the revocation of U.S. sanctions on Sudan as of October 12, 2017 (the “Revocation”). A subsidiary acquired by the Company in 2016, Compagnie Commerciale Ribouleau S.A.S., incorporated in France, also sold equipment to purchasers in Sudan through a third party dealer before the Revocation.

After the Revocation, the Company sold equipment to purchasers in Sudan through a third-party dealer as authorized by U.S. law. In addition, the Company’s Italian subsidiary, Mazzotti S.r.l., and French subsidiary, Compagnie Commerciale Ribouleau S.A.S., sold

26 September 2019

equipment to purchasers in Sudan through third party dealers, and Wirtgen GmbH and Joseph Vögele Aktiengesellschaft sold equipment to purchasers in Sudan both directly to customers and through a third party dealer.  The Company and its subsidiaries comply with applicable U.S. export control restrictions resulting from Sudan’s designation as a state sponsor of terrorism, and the Company and its subsidiaries screen business partners to prevent transactions involving applicable sanctioned or restricted parties.

2.                                    Please discuss the materiality of any such contacts with Sudan, Syria and North Korea, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years, and with North Korea for the last two fiscal years, and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with state sponsors of terrorism.

Response: The Company’s response to Comment 1 above is incorporated in its entirety into this response to Comment 2. With the exception of the Wirtgen Sales described in response to Comment 1, the Company and its consolidated subsidiaries have had no sales or revenues associated with Syria or North Korea since February 1, 2016. The Wirtgen Sales since the acquisition through the fiscal year ending October 28, 2018 was an aggregate amount of approximately $954,0001 and approximately $4,0002 for the interim period.  These Wirtgen Sales are not quantitatively material.

The Company and its consolidated subsidiaries have had limited sales of equipment to purchasers in Sudan since February 1, 2016, as described in response to Comment 1. The Company’s sales in Sudan for the last three fiscal years ending October 28, 2018 was an aggregate amount of approximately $17.2 million3 and approximately $7.5 million4 for the interim period.  This includes sales through Wirtgen after the acquisition.  These Company sales are not quantitatively material.

We have also considered the qualitative factors that reasonable investors might consider important when making investment decisions, including the potential impact of corporate activities upon the Company’s reputation and share value. The Company’s sales in Sudan in 2016 and 2017 were made pursuant to valid OFAC licenses, in accordance with U.S. law. Thereafter, the Company’s sales in Sudan were made after the revocation of U.S. sanctions in Sudan, again in accordance with U.S. law. The Wirtgen Sales in Syria are not prohibited by U.S. sanctions law and regulations, and Wirtgen screens its business partners to ensure it does not engage in transactions involving applicable sanctioned or restricted parties. The Company has no subsidiaries, employees, business operations, physical assets or liabilities in North Korea, Sudan, or Syria. Given these facts and circumstances, we believe that the

1 Calculated using the 2018 annual average foreign exchange rate.

2 Calculated using the August 2019 year-to-date foreign exchange rate.

3 Calculated using the 2016 to 2018 annual average foreign exchange rates.

4 Calculated using the August 2019 year-to-date foreign exchange rate.

26 September 2019

limited Wirtgen Sales through non-U.S. subsidiaries and limited sales by the Company in Sudan would not have a material impact on investor sentiment, the Company’s reputation or share value.

We have prepared these responses based upon current knowledge and information following review of our business operations. Should you have any questions or comments concerning this response to your comment letter, please contact me at (309) 765-5161.

Sincerely,

/s/ Todd E. Davies
Todd E. Davies
Corporate Secretary